FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

Our vision
for the
future
is realized
today.

PeopleSoft is proud to announce the acquisition of J.D. Edwards. PeopleSoft and J.D. Edwards have joined to create the world’s second largest enterprise applications software company. This acquisition results in a combined company with approximately $2.8 billion in annual revenues, 13,000 employees and more than 11,000 customers in 150 countries. The combination of PeopleSoft and J.D. Edwards is compelling because:

•	Both mid-sized and large enterprise customers will have access to the broadest suite of integrated enterprise software applications in the world.

•	PeopleSoft will expand its presence in more than 20 industries including a broad range of manufacturing, distribution, asset-intensive and service industries.

•	Customers will enjoy solutions on the broadest choice of hardware, operating systems and databases.

Together, the two companies will continue to deliver the highest standard of customer service in the industry. The future holds the promise of a stronger, more dynamic and an even more customer-focused PeopleSoft.

PeopleSoft has a better plan for shareholders and customers.

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 for the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 and amendments thereto regarding Oracle’s tender offer. Stockholders should read these documents and any amendments thereto because they contain important information. These filings can be obtained without charge at www.sec.gov and at www.peoplesoft.com.

These materials may contain forward-looking statements, which reflect PeopleSoft’s and management’s current beliefs based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft generally, see PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks relating to the proposed J.D. Edwards acquisition and Oracle’s tender offer are described in PeopleSoft’s most recent SEC filings. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them.

© 2003 PeopleSoft, Inc. PeopleSoft is a registered trademark of PeopleSoft, Inc.